To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Halton Universal Brands Inc. in Amendment No. 1 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated October 29, 2013, on the balance sheets of Halton Universal Brands Inc. as December, 31, 2012 and 2011 and the related statement of operations, changes in stockholders' deficit and cash flows for the years then ended and the period from Inception (October 22, 2010) to December 31, 2012 which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ Cutler & Co, LLC

Cutler & Co. LLC

Denver, Colorado

December 13, 2013

   12191 W.64th Avenue, Suite 205B, Arvada, Colorado 80004       *     Phone: 303.968.3281     *     Fax: 303.456.7488   *    wwwcutlercpas.com